FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 23, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: New Bonds Rating dated 23 September 2004





23 September 2004


                            British Energy plc

             Announcement of Indicative Ratings for New Bonds


British Energy plc ("the Company") has been in discussions with Fitch Ratings, Moody's Investor Services and Standard & Poor's Rating Services ("the Rating Agencies") with regard to obtaining credit ratings for the GBP550 million of New Bonds that are to be issued to certain of the Company's creditors and to the Nuclear Liabilities Fund Limited upon completion of the Agreed Restructuring pursuant to the terms announced on 1 October 2003.

Preliminary discussions were held with the Rating Agencies last year in advance of agreement on the terms of the Agreed Restructuring and it was stated in the announcement made on 1 October 2003 that one rating agency had provided an indicative rating for the New Bonds of investment grade and two rating agencies had provided indicative ratings at non-investment grade.

The rating agencies have updated their analysis and all three agencies have now provided indicative non-investment grade ratings for British Energy.

These ratings remain prospective and indicative and are subject to the restructuring being completed in its proposed form in accordance with the assumptions that have been provided to the agencies for the purpose of the indicative prospective rating assessment. These ratings will only be finalised when the New Bonds are issued upon completion of the Agreed Restructuring.

A summary of the terms of the New Bonds is included in the Company's announcement of 1 October 2003.

The Agreed Restructuring and, therefore, the issuance of the New Bonds remain subject to a large number of significant uncertainties and important conditions. If the Agreed Restructuring is implemented, the return, if any, to existing shareholders will represent a very significant dilution of their existing interests. If for any reason British Energy is unable to implement the propose restructuring, it may be unable to meet its financial obligations as they fall due and may have to take appropriate insolvency proceedings. In this case, the distributions to the unsecured creditors (including Bondholders, RBS, the Significant Creditors and BNFL) may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders.


Note:

These ratings do not apply to the additional GBP150 million of bond-equivalent payments that will be issued to certain lenders to Eggborough Power Limited through the Amended Credit Agreement, which will not be rated



Contacts:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 26 2202        (Investor Relations)



Find this News Release on our web-site: www.british-energy.com





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 23, 2004                  BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations